Securities and Exchange Commission

December 14, 2001

Page #

ELGRANDE.COM, INC.

1132 Hamilton Street

Suite 302

Vancouver, B.C.

Canada V6B 2S2

October 11, 2002

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Application for Withdrawal

Registration Statement on Form SB-2, filed January 8, 2002

File No. 333-76412

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, this is to apply for withdrawal of the captioned Registration Statement.

No securities were sold in connection with the offering..

If you have further questions about this application, or you need additional information, please contact Michael Paige at (202) 457-6696.

Very truly yours,

/s/ Michael F. Holloran

Michael F. Holloran, President